Exhibit 99.5

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” prepared for Sierra Metals Inc. (the “issuer”) dated January 17, 2020, with an effective date of October 31, 2019 (the “Technical Report”).

I, Daniel Mackie, P. Geo. (BC), M.Sc., do hereby certify that:

1	I am a Principal Consultant with the firm SRK Consulting (Canada) Inc., which has an office at Suite 2200 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2, Canada.

2	I am a graduate with a B.Sc. degree in Geology from the University of Massachusetts in 1997 and an M.Sc. degree from Simon Fraser University in 2003. I have practiced my profession continuously since 2003. I have worked on mining projects in North and South America, and I have extensive experience with base metal and precious metal mining projects such as the Yauricocha Mine. My relevant experience includes responsibilities in hydrogeological characterization, modeling, mine inflow estimation, environmental assessment, operations and site water management for underground and open pit mines.

3	I am a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia, license # 172481.

4	I visited the Yauricocha property on the 24th September 2013 to 25 September 2013.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6	I am independent of the issuer as defined in Section 1.5 of NI 43-101.

7	I accept professional responsibility for Sections 1.6.3 and 16.5.2 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

8	I have had prior involvement with the subject property as a consultant supporting mining method studies.

9	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portions of the Technical Report not misleading.

10	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 17th day of January 2020, in Vancouver, British Columbia, Canada.

“Daniel Mackie”
Daniel Mackie, P. Geo. (BC), M.Sc.
Principal Consultant - Hydrogeology
SRK Consulting (Canada) Inc.